Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Registration Statement of Transportation Technologies Industries, Inc. and Subsidiaries on Form S-1 of our report dated April 19, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” as of January 1, 2002), appearing in the Prospectus, which is a part of this Registration Statement.

We also consent to the reference to us under the headings “Summary Historical and Pro Forma as Adjusted consolidated Financial and Other Data,” “Selected Historical Consolidated Financial and Other Data” and “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

May 3, 2004